Navios Maritime Holdings Inc.
Navios Maritime Finance II (US) Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38
August 22, 2011
Via Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Navios Maritime Holdings Inc. and Navios Maritime Finance II (US) Inc. Registration Statement on Form F-4 File No. 333-175043 and 333-175043-01 through 333-175043-55
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Navios Maritime Holdings Inc., a Marshall Islands corporation (“NMHI”) and Navios Maritime Finance II (US) Inc., a Delaware corporation (“NMFI” and, together with NMHI, the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form F-4 be accelerated so that the Registration Statement may become effective at 10:00 a.m., EST, on August 23, 2011, or as soon thereafter as it is practicable.
     The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NAVIOS MARITIME HOLDINGS INC.
NAVIOS MARITIME FINANCE II (US) INC.

By:	/s/ Angeliki Frangou

	Name:	Angeliki Frangou
	Title:	Chief Executive Officer and Chairman